Filed Pursuant to Rule 433(d)
Registration No. 333-128134 and 333-140661
Dated March 9, 2007

FINAL TERM SHEET

Issuer:	PacifiCorp
Expected Ratings:	A3/A-/A- (Stable/Stable/Stable)
Issue:	First Mortgage Bonds due 2037
Offering Size:	$600,000,000
Coupon:	5.75% per annum, payable semi-annually on each April 1 and October 1, commencing October 1, 2007
Trade Date:	March 9, 2007
Settlement Date:	March 14, 2007
Maturity:	April 1, 2037
Treasury Benchmark:	4.500% due February 15, 2036
US Treasury Spot:	96-03
US Treasury Yield:	4.75%
Spread to Treasury:	100 basis points
Re-offer Yield:	5.75%
Price to Public (Issue Price):	99.996%
Gross Proceeds:	$599,976,000
Optional Redemption:	Make Whole call, at any time at a discount rate of Treasury plus 20 bps
Minimum Denomination:	$2,000 x $1,000
Bookrunners:	Goldman, Sachs & Co., BNP Paribas Securities Corp.
CUSIP:	695114CD8

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or BNP Paribas Securities Corp. toll-free at 1-800-854-5674.